ATM Execution LLC

Statement of Financial Condition
December 31, 2024

(SEC I.D. No. 8-65509)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65509

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2024_____ AND ENDING _____12/31/2024_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**ATM Execution LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Vanderbilt Avenue, 11 Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Fludgate	**646-562-1824**	**Matthew.Fludgate@tdsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fludgate, affirm that, to the best of my knowledge and belief, the financial report pertaining to ATM Execution LLC as of December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMIE K LIU
Notary Public - State of New York
NO. 01LI6369596
Qualified in Queens County
My Commission Expires Jan 16, 2026

Notary Public

Matthew Fludgate – Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ATM Execution LLC
Contents
For the Year Ended December 31, 2024



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of ATM Execution LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATM Execution LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 3, 2025

ATM Execution LLC
Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Assets		
Cash	$	9,988
Securities borrowed		169,804
Receivables:		
Brokers and dealers, net of allowance of $95		1,039
Interest		263
Other assets		2,297
Total assets	$	183,391
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	169,804
Payables:		
Interest		263
Related parties		740
Accrued expenses and other liabilities		828
Total liabilities		171,635
Member's equity		11,756
Total liabilities and member's equity	$	183,391

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

1.   **Organization and Business**

ATM Execution LLC (the "Company"), a New York single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission which operates under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange and other principal exchanges. FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Structured Holdings Inc. (the "parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. Cowen Inc. is an indirectly wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

The Company engages in the borrowing and lending of securities to facilitate swap transactions for the clients of Cowen Financial Products LLC ("CFP"), an affiliated securities-based swap dealer. Until December 8, 2024, the Company acted as an introducing broker-dealer that used algorithmic trading proprietary software owned by Algorithmic Trading Management, LLC ("ALGLL"), an affiliate, to assist in the execution of trades for the Company's customers. This business was transferred to TD Securities (USA) LLC ("TDSU") on December 9, 2024.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 7, "Regulatory requirements," for additional information and disclosures. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit at BMO Harris Bank, NA.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g.,

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The allowance for credit losses was not material for the period presented.

The Company applies the guidance in ASC 326 to fees and other receivables from non-related parties carried at amortized cost.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value. These financial instruments are generally classified as Level 2.

Payables to Related Parties
Affiliates of the Company may advance amounts and pay certain expenses on behalf of the Company. These amounts settle in the ordinary course of business.

Payables to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Company and its affiliates.

Refer to Note 8, "Related Party Transactions", for additional information and disclosures.

Receivables from Brokers and Dealers
Receivables from brokers and dealers primarily include outstanding commissions and rebates related to the execution of customer trades.

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Securities Borrowed and Securities Loaned
Securities borrowed and Securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations.

Refer to Note 3, "Securities Lending and Borrowing Transactions", for additional information and disclosure.

Reserves for Contingencies
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2024, the Company did not have a reserve for contingencies.

Income Taxes
The Company, Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Refer to Note 5, "Income Taxes" for additional information and disclosures.

Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities primarily consists of accrued execution costs, other miscellaneous liabilities and accrued compensation.

Accrued compensation includes accruals for estimated discretionary cash bonuses. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance. Share-based compensation for the year ended December 31, 2024 was immaterial.

Recent Pronouncements
There are no recently issued or recently adopted accounting pronouncements that are expected to have an impact to the Company's financial statements.

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

3. **Securities Lending and Borrowing Transactions**

The following tables present the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2024.

	Gross Amounts recognized	Gross Amounts offset on the Statement of Financial Condition	Net Amounts included on the Statement of Financial Condition	Amount not offset [a]	Net amounts
Securities borrowed	$ 169,804	$ —	$ 169,804	$ 165,914	$ 3,890
Securities loaned [b]	169,804	—	169,804	165,914	3,890

(a) Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.
(b) The Securities loaned as of December 31,2024, are comprised of common stock and are all open and overnight.

4. **Receivable from Brokers and Dealers**

Receivables from and payables to brokers and dealers primarily include outstanding commissions related to execution of customer trades.

5. **Income Taxes**

The Company has deferred tax assets which are recorded in Other Assets on the statement of financial condition. Deferred tax assets reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets, net as of December 31, 2024 are as follows:

Deferred tax assets, net	
Net operating loss	$ 735
Capitalized research and development	473
Other	13
Total deferred tax assets	1,221
Valuation allowance	—
Deferred tax assets, net of valuation allowance	1,221

The Company considers the taxable income of the consolidated tax group of which the Company is a member of, while evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not the results of future operations, taking into account the impact of the US Parent's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize its net deferred tax assets. Accordingly, the Company recorded no valuation allowance against its deferred tax assets as of December 31, 2024.

As of December 31, 2024, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $3,501, which expire in 2030.

As a result of an acquisition by Cowen Inc. in June 2011, a portion of the Company's net operating loss is subject to an annual limitation under Section 382 of the Internal Revenue Code ("Section 382"). The deduction limitation is approximately $6,710 annually. The Company expects to utilize all Sec 382 net operating loss carryforwards in future years prior to their expiration.

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Cowen Inc. and the US Parent are subject to examination by the Internal Revenue Service and state and local tax authorities for returns filed for tax years 2020 through 2023. The Company does not have any uncertain tax positions as of December 31, 2024. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

6. Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. For many legal and regulatory matters, the Company is unable to estimate a range of reasonably possible loss.

7. Regulatory Requirements

Regulatory Capital
As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain a minimum net capital of $250, as defined in (a)(1)(ii) of SEA Rule 15c3-1. As of December 31, 2024, the Company's net capital was $8,420, which exceeded minimum net capital requirements under SEA Rule 15c3-1 by $8,170. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1.

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Payables to related parties is presented net on the statement of financial condition. These amounts settle in the ordinary course of business. Certain amounts are settled net with Cowen Services Company, LLC ("CSC"), pursuant to a netting agreement in place between the Company and certain affiliates.

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Balances with related parties included in the statement of financial condition are as follows:

		December 31, 2024
Assets		
Securities borrowed	$	169,804
Receivables:		
Brokers and dealers		110
Interest		263
Other assets		1,076
Liabilities		
Securities loaned	$	169,804
Payables:		
Interest		263
Related parties		740

Securities Borrowed and Securities Loaned
The Company engages in securities financing transactions with affiliates Cowen and Company, CFP, and TDSU.

Trade Execution and Clearance
The Company provides algorithmic trading services to TDSU. TDSU provides clearing services to the Company.

Support Arrangements
Under a master service agreement between Toronto Dominion Holdings (U.S.A), Inc. ("TD Holdings") and Cowen Inc., TDSU provides certain administrative, support and other services to the Company and is reimbursed by the Company for these services. Amounts arising from this arrangement are recorded net in Payables to related parties on the statement of financial condition.

The Company previously entered into service level agreements with CSC. Some direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage, and/or headcount.

9.   **Guarantees and Off-Balance Sheet Arrangements**

The Company does not have any material off-balance sheet arrangements as of December 31, 2024. However, through indemnification provisions in its clearing agreement with TDSU, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse TDSU, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company introduces its securities transactions to be cleared through TDSU on a fully disclosed basis. Pursuant to the terms of the agreements between the two companies, TDSU has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades cleared through TDSU, the Company believes that an estimable loss cannot be assigned and no losses were recorded in the year ending December 31, 2024. Accordingly, at December 31, 2024, the Company had recorded no liability.

ATM Execution LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars)

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company loans securities temporarily to CFP. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from TDSU in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company manages this risk by monitoring the collateral values on a daily basis, and by depositing additional collateral with TDSU or receiving cash when deemed necessary.

10. Subsequent Events

The Company has evaluated events through March 3, 2025, the date the financial statements were issued and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statements, except the below.

Effective February 14, 2025, the Company amended its Articles of Organization to change its name to TD Arranged Services LLC.